Mail Stop 7010

      May 3, 2006

Mr. Gregory N. Miller
Hillenbrand Industries, Inc.
1069 State Route 46 East
Batesville, Indiana 47006-8835

      Re:	Hillenbrand Industries, Inc.
		Form 10-K for the year ended September 30, 2005
		Form 10-Q for the period ended December 31, 2005
      Filed December 23, 2005
      File No. 1-6651

Dear Mr. Miller:

      We have reviewed your response letter dated April 25, 2006 and have the following additional comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

FORM 10-K FOR THE YEAR ENDED SEPTEMBER 30, 2005

Note 17 - Commitments and Contingencies, page 110

1. We read your response to comment 4 from our previous comment letter dated March 28, 2006. Please confirm to us that if you change or discontinue those discounting practices currently in effect that you refer to as "company initiated discounting practices", or if it is probable that such a change will be made, and if such a change has or is reasonably expected to have a material favorable or unfavorable impact on your results, you will disclose this fact and quantify the impact of this change in your MD&A analysis. In this regard, please note that we are not asking you to disclose the details of any new discounting practices; rather, we are asking you to disclose the fact that a material change in your discounting practices occurred and to quantify the impact of that change. Refer to Item 303(a)(3)(ii) of
Regulation S-K.



FORM 10-Q FOR THE PERIOD ENDED DECEMBER 31, 2005

MD&A - Results of Operations, page 27

2. We read your response to comment 5 from our previous comment letter dated March 28, 2006. We note that the management reports provided to us display discrete financial information for sales and rentals within each of your current reportable segments. We would normally consider this level of detail in your management reports to be an indication that sales and rentals could potentially be considered separate reportable segments. However, we also note that your analysis of results of operations has historically separately analyzed your gross margins derived from sales and those derived from rentals to provide your investors with insight into the differing margins from these businesses. We believe that management is in the best position to determine your reportable segments under SFAS 131.
We note your statement that you remain in a period of transition, and we urge you to continue to consider the requirements of SFAS 131 as you determine your segments going forward. In light of the above, we have no further comments concerning your reportable segments at this time, provided that you continue to disclose disaggregated information for sales and rentals within each of your segments in your analysis of results of operations.

3. We note that your most recent periodic filing continued to analyze your results of operations by operating company (i.e. Health Care and
Funeral Services). In future filings, please confirm to us that you will revise this disclosure to provide separate analysis of results of operations for each of your segments. For example, your analysis at December 31, 2005 should have separately analyzed the results of
NASSM, International, Home Care & Surgical, the functional and corporate costs of Hill-Rom, and Batesville Casket. Refer to Item 303(a) of Regulation S-K and our Release 33-8350 available on our website at www.sec.gov/rules/interp/33-8350.htm.


*	*	*


		Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.



      If you have any questions regarding these comments, please direct them to Jennifer Thompson, Staff Accountant, at (202) 551-
3737
or, in her absence, to John Hartz, Senior Assistant Chief
Accountant,
at (202) 551-3689 or the undersigned at (202) 551-3768.


      Sincerely,



      John Cash
      Accounting Branch Chief

Mr. Gregory N. Miller
Hillenbrand Industries, Inc.
May 3, 2006
Page 1


UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE